Exhibit 4.14

Donald C. Yonce

SolarWinds.Net, Inc.

SolarWinds.Net, LLC

8221 East 63rd Place

Tulsa, OK 74133

December 13, 2005

Dear Don:

As we have discussed, Insight Business Development (“IBD”) will be available to assist SolarWinds.Net, Inc. (“Holdings”) and SolarWinds.Net, LLC (“OpCo,” and together with Holdings, the “Companies”) in the upcoming months. Set forth below are the terms of IBD’s services to be provided to the Companies.

Insight Business Development

IBD focuses on providing Insight portfolio companies with strategic and operational assistance on an as needed basis. In the past, portfolio companies have engaged management consultants and other advisors at considerable cost to the organization and with varying results. In order to mitigate this expense and ensure the quality of advice portfolio companies receive, Insight launched its Business Development group in 2000.

IBD works with senior management of portfolio companies on projects ranging from a few days to a few months, depending on the urgency, priority and nature of the assignment. In the past, projects and facilitation sessions have included: assessment of sales and marketing effectiveness, implementation of sales processes, metrics and the creation of accompanying tools (e.g. value proposition, ROI tools, case studies), pricing strategy, assessment of M&A opportunities, cost effectiveness and cost reduction strategies, market assessment and positioning, customer & channel profitability analysis, etc.

Process and Timeline

IBD has typically worked with Insight portfolio companies on a project-specific basis. However, the nature of several of the relationships IBD team members have built with Insight portfolio companies is one of ongoing engagement on a series of issues as opposed to standalone, finite projects. For this reason, IBD currently works on a retainer basis with Insight portfolio companies.

Portfolio companies that agree to a contract for IBD services are given priority assistance in the frequent cases when IBD resources are fully utilized.

The undersigned will be the primary contact person at IBD handling project assignments for the Companies. The Companies acknowledge, however, that other IBD personnel and other Insight employees, (Venture Partners in particular), may at certain times be called in to handle specific assignments, as appropriate.

As we have discussed, IBD will be assisting the Companies with developing and executing their operating plan and other work related to market assessment and sales effectiveness. We look forward to undertaking this work and contributing to your ongoing success.

680 Fifth Avenue ¡ 8th Floor ¡ New York, New York 10019 ¡ Tel 212.230.9200 ¡ Fax 212.230.9272

Insight Business Development

December 13, 2005

Engagement Fees & Expenses

The parties intend the provisions of this section to be binding. The fee for IBD’s services will be an annual fee of $333,333.33 (the “Business Development Fee”), payable annually in arrears to Insight Venture Management, LLC, with the first payment due on December 31, 2006 and each payment thereafter due on the last day of each succeeding fiscal year of the Companies. The Business Development Fee is for management and monitoring services to be rendered by IBD and its employees and partners and affiliates and not for any such services to be rendered by any other person. Any additional services to be provided by IBD or its employees and partners and affiliates, and any additional fee therefor, will be agreed to in writing by the parties.

The Companies also agree to pay Insight Venture Management, LLC, on the date hereof, a fee in the amount of $333,333.33 in connection with the business development related to the Company’s senior financing.

Each payment made by the Companies hereunder shall be paid by wire transfer of immediately available federal funds to the accounts specified below, or as Insight Venture Management, LLC may otherwise specify to the Companies in writing prior to such payment:

Bank:	_______________
ABA #:	_______________
Acct #:	_______________
Account Name:	_______________
For Credit To:	_______________
Reference:	_______________

Notwithstanding anything else contained herein, the Companies agree that IBD and its members, partners, officers, agents and representatives will have no liability to either of the Companies (or any other party) in connection with the services rendered pursuant to this letter agreement (whether in tort, contract or otherwise) for claims, liabilities, damages, losses or expenses unless, and only to the extent, such claims, liabilities, damages, losses or expenses are finally determined by judgment of a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of IBD.

This letter agreement will terminate when the Insight Entities (as defined in the Stock Purchase Agreement (the “Purchase Agreement”), dated as of the date hereof, by an among the Company, Purchasers, the Selling Stockholders, DAY and DCY (each as defined in the Purchase Agreement)) and their affiliates, in the aggregate, cease to hold the Requisite Threshold (as defined in the certificate of incorporation of Holdings). In addition, the Companies may terminate this letter agreement upon five business day’s prior written notice to IBD; provided, however, that the Companies may only terminate this letter agreement if they simultaneously terminate the letter agreement, dated as of the date hereof, by and among the Companies, Bain Capital Venture Partners, LLC, SolarWinds Management, LLC and Yonce Management, LLC for the provision of certain management and monitoring services to the Companies.

All payment and other obligations of the Companies under this letter agreement shall be joint and several obligations of each of the Companies. This letter constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and will not be amended

Insight Business Development

December 13, 2005

except in writing by the parties hereto. This letter agreement shall be governed by and construed in accordance with the domestic substantive laws of the State of New York without giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

Summary

We sincerely hope that you view Insight Business Development as a resource above and beyond particular project engagements. We are committed to doing whatever we can to ensuring the Company’s continued success.

We anticipate getting underway immediately to help contribute to your profitable growth. Please sign, date, and return to us a copy of this letter so that we can initiate the first steps.

Very truly yours,

INSIGHT VENTURE MANAGEMENT, LLC

/S/ MICHAEL TRIPLETT
Name: Title:

Accepted and agreed to on behalf of
SOLARWINDS.NET, INC. by:

/S/ DAVID YONCE
Name: David Yonce Title: President Date:

SOLARWINDS.NET, LLC by:

/S/ DAVID YONCE
Name: David Yonce Title: President Date:

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